1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	No	✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:____________)

Siliconware Precision Industries Reports 10.2% Revenues Growth and EPS of NT$ 0.61 or EPADS of US$ 0.09 for 3Q 2003
Unconsolidated 3Q 2003 Financial Results
Capital Expenditure
Assembly Operation
Testing Operation
About SPIL
Safe Harbor Statement
UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT For the Three Months Ended September 30, 2003 and 2002
UNCONSOLIDATED INCOME STATEMENT For the Nine Months Ended September 30, 2003 and 2002
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525 ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 10.2% Revenues Growth
and EPS of NT$ 0.61 or EPADS of US$ 0.09 for 3Q 2003

Taichung, Taiwan, October 30, 2003 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 3Q 2003 was NT$ 7,200 million, representing 10.2% increase QoQ and 30.7% increase compared to the same period of year 2002.

SPIL reported a net income of NT$ 1,114 million in 3Q 2003, compared with a net income of NT$ 639 million in 2Q 2003 and a net income of NT$ 35 million in 3Q 2002.

SPIL reported its sales revenues for the first nine-month period ended September, 30 2003 were NT$ 19,335 million, up 19.6% compared to the same period of year 2002.

For the first nine-month period ended September 30, 2003 net income was NT$ 1,458 million, compared with a net income of NT$ 376 million for the same period of year 2002.

Unconsolidated 3Q 2003 Financial Results

•	Net revenue was NT$ 7,200 million, of which NT$ 6,540 million was from assembly business and NT$ 660 million was from testing business.

•	Cost of goods sold was NT$ 5,876 million, and gross profit was NT$ 1,324 million, representing a gross margin of 18.4%.

•	Operating expenses were NT$ 398 million, including selling expenses of NT$ 98 million, administrative expenses of NT$ 149 million, and R& D expenses of NT$ 151 million. Operating profit was NT$ 926 million, representing an operating margin of 12.9% vs 8.6% in 2Q 2003.

•	The Company recognized an investment income of NT$ 66 million, including an income of NT$ 76 million from Siliconware Investment Company.

•	The Company recognized a gain of NT$ 104 million on disposal of investments, including NT$ 62 million from Sigurd’s IPO, and NT$ 42 million from Tailin CB.

•	Net interest expense for this quarter was NT$ 74 million.

•	Net income was NT$ 1,114 million, compared with an income of NT$ 639 million in 2Q 2003.

SPIL 3Q 03

1

Siliconware Precision Industries Co., Ltd.

•	Earnings per ordinary share for this quarter was NT$ 0.61, or earnings per ADS of US$ 0.09. Total weighted average outstanding shares for 3Q 2003 were 1,832,508 thousand shares.

Capital Expenditure

•	Capital spending in 3Q 2003 totaled NT$ 988 million, in which NT$ 843 million were spent on assembly equipment, and NT$ 145 million were spent on testing equipment.

•	The depreciation expenses in 3Q 2003 were NT$ 1,216 million, in which NT$ 777 million was from assembly business and NT$ 439 million was from testing business.

Assembly Operation

•	BGA revenues accounted for 43% of total revenues, down from 44% in the previous quarter, QFP revenues accounted for 31%, and remains flat from previous quarter, and SO revenues accounted for 12%, and remains flat from previous quarter. Testing service generated 9% of total revenues in 3Q 2003.

•	The average assembly utilization rate was 87% in 3Q 2003.

Testing Operation

•	The average testing utilization rate was 55% in 3Q 2003.

SPIL 3Q 03

2

Siliconware Precision Industries Co., Ltd.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2002 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2003.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and nine months ended September 30, 2003 reflect our gains or losses attributable to the third quarter and first nine months, respectively, of 2003 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the nine months, ended September 30, 2003, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 03

3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of September 30, 2003 and 2002
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	September 30, 2003			September 30, 2002		Sequential

	USD	NTD	%	NTD	%	Change	%

ASSETS
Cash and cash equivalent	197,563	6,677,623	14	5,781,430	13	896,193	16
Accounts receivable	140,613	4,752,735	10	4,138,390	9	614,345	15
Inventories	46,230	1,562,571	3	1,613,206	4	(50,635)	-3
Other current assets	28,563	965,419	2	925,217	1	40,202	4

Total current assets	412,969	13,958,348	29	12,458,243	27	1,500,105	12

Long-term investments	260,180	8,794,073	19	8,067,176	18	726,897	9
Fixed assets	1,171,437	39,594,565	84	39,229,461	85	365,104	1
Less accumulated depreciation	(503,836)	(17,029,661)	-36	(15,633,869)	-34	(1,395,792)	9

Net fixed assets	667,601	22,564,904	48	23,595,592	51	(1,030,688)	-4

Other assets	59,704	2,017,998	4	1,868,578	4	149,420	8

Total Assets	1,400,453	47,335,323	100	45,989,589	100	1,345,734	3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	392,143	13,254,421	28	5,688,725	12	7,565,696	133
Bonds payable	23,669	800,000	2	7,930,744	17	(7,130,744)	-90
Long term loans	146,371	4,947,326	10	6,156,464	14	(1,209,138)	-20
Other liabilities	658	22,238	—	47,786	—	(25,548)	-53

Total Liabilities	562,840	19,023,985	40	19,823,719	43	(799,734)	-4

Stockholders’ Equity
Capital stock	557,744	18,851,737	40	18,851,737	41	—	—
Capital reserve	239,619	8,099,110	17	8,087,905	17	11,205	—
Legal reserve	13,817	467,014	1	424,495	1	42,519	10
Special reserve	8,958	302,780	1	—	—	302,780	—
Retained earnings	45,488	1,537,487	3	375,635	1	1,161,852	309
Unrealized long-term investment loss	—	—	—	(304,973)	—	304,973	-100
Cumulated translation adjustment	(73)	(2,468)	—	77,789	—	(80,257)	-103
Treasury stock	(27,939)	(944,322)	-2	(1,346,718)	-3	402,396	-30

Total Equity	837,614	28,311,338	60	26,165,870	57	2,145,468	8

Total Liabilities & Shareholders’ Equity	1,400,453	47,335,323	100	45,989,589	100	1,345,734	3

Note (1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.8 per U. S. dollar .

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended September 30, 2003 and 2002
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on September 30					Sequential Comparison

		3Q 2003		3Q 2002	YOY	3Q 2003	2Q 2003	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %

Net Sales	213,026	7,200,276	100.0	5,510,478	30.7	7,200,276	6,533,281	10.2
Cost of Goods Sold	(173,851)	(5,876,168)	-81.6	(5,046,199)	16.4	(5,876,168)	(5,587,154)	5.2

Gross Profit	39,175	1,324,108	18.4	464,279	185.2	1,324,108	946,127	40.0

Operating Expenses
Selling Expenses	(2,893)	(97,785)	-1.4	(98,023)	-0.2	(97,785)	(101,612)	-3.8
Administrative Expenses	(4,425)	(149,569)	-2.1	(154,559)	-3.2	(149,569)	(157,972)	-5.3
Research and Development Expenses	(4,461)	(150,776)	-2.1	(119,497)	26.2	(150,776)	(122,972)	22.6

	(11,779)	(398,130)	-5.5	(372,079)	7.0	(398,130)	(382,556)	4.1

Operating Income	27,396	925,978	12.9	92,200	904.3	925,978	563,571	64.3

Non-operating Income	7,351	248,448	3.5	70,009	254.9	248,448	160,116	55.2
Non-operating Expenses	(2,351)	(79,449)	-1.1	(176,149)	-54.9	(79,449)	(82,264)	-3.4

Income before Income Tax	32,396	1,094,977	15.2	(13,940)	—	1,094,977	641,423	70.7
Income Tax Credit (Expenses)	566	19,139	0.3	48,936	-60.9	19,139	(2,460)	—

Net Income	32,962	1,114,116	15.5	34,996	3083.6	1,114,116	638,963	74.4

Earnings Per Common Share		NT$ 0.61		NT$ 0.02

Earnings Per ADS		US$ 0.09		US$ 0.003

Weighted Average Outstanding Shares(’k)		1,832,508		1,825,746

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.8 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended September 30, 2003 and 2002
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on September 30, 2003 and 2002

	2003			2002
					YOY
	USD	NTD	%	NTD	Change %

Net Sales	572,026	19,334,489	100.0	16,160,065	19.6
Cost of Goods Sold	(489,553)	(16,546,898)	-85.6	(14,597,798)	13.4

Gross Profit	82,473	2,787,591	14.4	1,562,267	78.4

Operating Expenses
Selling expenses	(8,786)	(296,961)	-1.5	(293,333)	1.2
Administrative expenses	(13,647)	(461,270)	-2.4	(441,249)	4.5
Research and development expenses	(11,968)	(404,504)	-2.1	(362,199)	11.7

	(34,400)	(1,162,735)	-6.0	(1,096,781)	6.0

Operating Income	48,073	1,624,856	8.4	465,486	249.1

Non-operating Income	15,111	510,763	2.6	455,154	12.2
Non-operating Expenses	(22,742)	(768,681)	-4.0	(643,195)	19.5

Income Before Income Tax	40,442	1,366,938	7.1	277,445	392.7
Income Tax Credit (Expenses)	2,682	90,654	0.5	98,190	-7.7

Net Income	43,124	1,457,592	7.5	375,635	288.0

Earnings Per Common Share		NT$0.80		NT$0.21

Earnings Per ADS		US$0.12		US$0.03

Weighted Average Number of Shares Outstanding(’k)		1,832,508		1,825,746

(1)	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.8 per U. S. dollar.

(2)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 9 Months Ended September 30, 2003 and 2002

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2003		9 months, 2002

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net income	43,124	1,457,592	375,635
Depreciation	107,081	3,619,354	3,381,365
Amortization	7,239	244,675	245,590
Long-term investment loss (gain) recognized by equity method	10,568	357,192	(54,636)
Gain on disposal of investment	(3,614)	(122,153)	(3,425)
Compensation interest payable on bonds payable	4,548	153,715	235,190
Unrealized foreign currency exchange (gain) loss on bonds payable	(6,207)	(209,803)	(63,489)
Change in working capital & others	8,435	285,106	(325,266)

Net cash flows provided from operating activities	171,174	5,785,678	3,790,964

Cash Flows from Investing Activities:
Payment for short-term investment	—	—	(6,818,370)
Acquisition of property, plant, and equipment	(74,462)	(2,516,814)	(4,727,255)
Proceeds from disposal of short-term investment	—	—	6,821,740
Proceeds from disposal of long-term investment	15,471	522,930	16,957
Payment for long-term investment	(11,051)	(373,539)	(1,407,162)
Payment for deferred charges/other changes	1,608	54,352	(696,573)

Net cash used in investing activities	(68,434)	(2,313,071)	(6,810,663)

Cash Flows from Financing Activities:
Repayment in short-term loan	(8,935)	(302,000)	(732,000)
Repayment of commercial paper	(14,869)	(502,559)	(100,706)
Proceeds (Repayment) from long-term loan	(37,562)	(1,269,600)	388,462
Proceeds from bonds payable	—	—	7,608,260
Redemption of bonds payable	—	—	(4,469,051)
Payment for deferred charges/other charges	12,226	413,235	16,417

Net cash provided from financing activities	(49,140)	(1,660,924)	2,711,382

Net increase (decrease) in cash and cash equivalents	53,600	1,811,683	(308,317)

Cash and cash equivalents at beginning of period	143,963	4,865,940	6,089,747

Cash and cash equivalents at end of period	197,563	6,677,623	5,781,430

Note (1) :	New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 33.8 per U. S. dollar.

(2) :	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 30, 2003	By: /s/ WEN CHUNG LIN Wen Chung Lin Vice President & Spokesman